THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATIC FUND COVERAGE

It is agreed that:

1.	If the Insured shall, while this Bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the Bond Period.

2.	If the Insured shall, while this Bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, as amended, due to an increase in asset size of current funds Insured under this Bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the Bond Period.

All other terms and conditions of this Bond remain unchanged.

Endorsement Number: 2

Bond Number: ICB0054557-00

Named Insured: The New Ireland Fund, Inc.

This endorsement is effective on the inception date of this Bond unless otherwise stated herein:

Endorsement Effective Date: January 1, 2014

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THE FOLLOWING RESOLUTIONS WERE APPROVED BY THE BOARD OF DIRECTORS BY UNANIMOUS WRITTEN CONSENT ON JANUARY 6, 2013

RESOLVED:	That the attached endorsement to the fidelity bond in place for the Fund (“Fidelity Bond”) be, and it hereby is, approved and ratified; and further

RESOLVED:	That the Officers of the Fund be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolution.